UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*


                               Avenue Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  053579 10 8
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                                 (CUSIP Number)

Shaya Boymelgreen, 535 Dean Street, Suite 908, Brooklyn, NY 11217  (718)398-3200
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053579 10 8                 13D                   Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shaya Boymelgreen, as Trustee for the Shaya Boymelgreen Trust
IRS I.D. No. 13 7177336
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    N/A
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         22,771,378

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    N/A

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,771,378

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        00

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 053579 10 8                  13D                   Page 3 of 4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

..0002 par value of Avenue Group, Inc. common stock. Offices located at 1503 Ventura Boulevard, 9th Floor, Sherman Oaks, CA 91403

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        Shaya Boymelgreen Trust

     (b)        535 Dean Street, Suite 908, Brooklyn, NY  11217

     (c)        Investment trust

     (d)        No

     (e)        No

     (f)        New York

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

        100% of the source and amount of funds originated from the existing working capital fund.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

                The securities were acquired for investment purposes.
     (a)

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number of securities is 185,263,881 as of 4/15/03 per the issuer. The 22,771,378 shares acquired by the Reporting Person represents 12.3% of all outstanding shares.

     (b) The Reporting Person has sole power to vote on all of its 22,771,378 shares.

     (c) The Reporting Person acquired 8,771,378 shares from the issuer on 4/15/03, 5,000,000 shares from Jonathan Malamud on 1/30/03, 8,000,000 shares from the issuer on 12/20/02 and 1,000,000 shares from the issuer in its initial public offering which occurred on 8/04/01.

     (d)        N/A

     (e)        N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Convertible promissory note in the original principal amount of $300,000 and convertible promissory note in the original principal amount of $1,000,000 (the "$1,000,000 Note") (collectively, the "Notes"). The Reporting Person has the option to exercise the Notes between the 90th and 210th day of the $1,000,000 Note for common stock at $0.15 per share. If the Issuer does not prepay the Notes by April 15, 2004, the entire balance of principal and accrued interest is converted to common stock at $0.25 per share, or an aggregate of 8,771,379 shares.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                N/A

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        April 17, 2003
                                        ----------------------------------------
                                                         (Date)



                                                   /s/ Shaya Boymelgreen
                                        ----------------------------------------
                                                       (Signature)


                                          Shaya Boymelgreen as Trustee for
                                          the Shaya Boymelgreen Trust
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).